# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Common Stock, USD 0.01
Address of issuer's principal executive offices: 200 Fifth Avenue, New York City, United States (X1), 10010
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418329

## Reporting persons
- Ninety One UK Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,856,927; sole dispositive power 0; shared dispositive power 5,156,261; aggregate amount beneficially owned 5,156,261 (6.3% of the class)
- Ninety One Plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,912,296; sole dispositive power 0; shared dispositive power 5,217,918; aggregate amount beneficially owned 5,217,918 (6.38% of the class)

## Item 1. Issuer
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Fifth Avenue, New York City, United States, 10010

## Item 2. Person Filing
Name of person filing: Ninety One UK Limited
Address of principal business office or, if none, residence:
Ninety One UK Limited
55 Gresham Street
London
EC2V 7HB
United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,217,918
Percent of class: 6.38%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,912,296
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,217,918

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ninety One UK Limited has dispositive power over 5% in its capacity as discretionary investment adviser to its various clients and funds. Ninety One Plc is the parent entity of Ninety One UK Limited.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Ninety One UK Ltd: /s/ Richard Brearley, Richard Brearley / Head of Compliance (08/05/2025)
- Ninety One Plc: /s/ Adam Fletcher, Adam Fletcher / General Counsel (08/05/2025)